

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054

>   **Re: Abercrombie & Fitch Co.**
>   **Form 10-K for Fiscal Year Ended January 30, 2010**
>   **File No. 001-12107**

Dear Mr. Ramsden:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director